Exhibit 6.2

DENIM.LA, INC.

September 30, 2013

Mark Lynn

13700 Marina Pointe Drive

Marina Del Rey, CA 90292

Re:	Employment Agreement

Dear Mark:

On behalf of Denim.LA, Inc. (the "Company"), I am pleased to offer you employment in the position of President, reporting to the Company's Chief Executive Officer. This letter sets out the terms of your employment with the Company, which started on August 19, 2013.

You will be paid a starting base salary of $5,000.00 semi-monthly (which equals $120,000 per year), less applicable tax and other withholdings; provided, however, that your base salary will increase to $6,250.00 semi-monthly (which equals $150,000 per year), less applicable tax and other withholdings, commencing with the pay period that begins after the Company receives at least $2,000,000 in gross proceeds from the sale of the Company's preferred stock in bona fide equity financings (excluding the conversion of any convertible notes or other indebtedness issued on or before the date of this offer letter), if the Company ever consummates such an equity financing. This position is an exempt position, which means you are paid for the job and not by the hour. Accordingly, you will not receive overtime pay if you work more than 8 hours in a workday or 40 hours in a workweek.

In the first customary payroll of the Company after your start date, you will receive a signing bonus of $20,000.00, less applicable tax and other withholdings.

If and when the Company institutes any fringe benefits plans applicable to its employees, you will also be eligible to participate in such plans in accordance with the Company's benefit plan requirements. You will also be eligible to participate in any incentive compensation plan that may be established by the Company during your employment.

Subject to the approval of the Company's Board of Directors, you will be permitted to purchase 2,688,889 shares of the Company's common stock pursuant to a Common Stock Purchase Agreement at a purchase price equal to the fair market value of that stock on your stock grant date, as determined by the Company's Board. Your stock will vest as follows: 268,889 of the shares will be immediately fully-vested, and the remaining 2,420,000 of the shares will vest monthly over a period of three years starting August 1, 2013, with certain provisions for the acceleration of vesting as will be set forth in such Common Stock Purchase Agreement. Your stock purchase will be subject to the terms and conditions of such Common Stock Purchase Agreement, which you will be required to sign as a condition of receiving the shares of Common Stock.

Subject to the approval of the Company's Board of Directors, the consideration for your shares will be a full-recourse promissory note that you will issue to the Company with a principal amount equal to the full purchase price of such shares, such promissory note to be secured by your shares, and to be in form and substance as determined in the discretion of the Company's Board of Directors, which you also will be required to sign as a condition of receiving the shares of Common Stock. The promissory note will be forgiven by the Company as follows:

•	On December 31, 2013, 1/3 of the original amount of the principal under the promissory note will be forgiven, subject to your continuous service to the Company through such date;

•	On December 31, 2014, 1/3 of the original amount of the principal under the promissory note will be forgiven, subject to your continuous service to the Company through such date;

•	On December 31, 2015, 1/3 of the original amount of the principal under the promissory note will be forgiven, subject to your continuous service to the Company through such date;

•	Upon any termination of your service to the Company (whether voluntary or involuntary) in which the Company repurchases unvested shares pursuant to your Common Stock Purchase Agreement, the portion of your promissory note equal to the repurchase price of the unvested shares will be immediately due, and the remaining portion of your promissory note will be forgiven.

All such obligations to forgive the promissory note which shall be in addition to, and supplemental to, the terms and conditions set forth in the promissory note, and any forgiveness of your promissory note shall be less applicable tax and other withholdings, and the Company will be entitled to withhold such amounts from your ordinary payroll as a condition of each such instance of debt forgiveness.

Subject to the approval of the Company's Board of Directors, you also will be granted an option to purchase 1,344,444 shares of Company common stock under the Company's stock option plan at an exercise price equal to the fair market value of that stock on your option grant date. Your option will vest as follows: 134,444 of the shares will be immediately fully-vested, and the remaining 1,210,000 of the shares will vest monthly over a period of three years starting August 1, 2013, with certain provisions for the acceleration of vesting as will be set forth in your stock option agreement and substantially similar to those set forth in your Common Stock Purchase Agreement, with such conforming changes in the discretion of the Company. Your option will be subject to the terms and conditions of the Company's stock option plan and standard form of stock option agreement, which you will be required to sign as a condition of receiving the option.

Your employment with the Company is "at will." This means it is for no specified term and may be terminated by you or the Company at any time, with or without cause or advance notice. In addition, the Company reserves the right to modify your compensation, position, duties or reporting relationship to meet business needs and to decide on appropriate discipline.

As a condition of your employment, you will be required to sign the Company's standard form of employee nondisclosure and assignment agreement (a copy of which is enclosed), and to provide the Company with documents establishing your identity and right to work in the United States. Those documents must be provided to the Company within three business days of your employment start date.

In the event of any dispute or claim relating to or arising out of your employment relationship with the Company, this agreement, or the termination of your employment with the Company for any reason (including, but not limited to, any claims of breach of contract, defamation, wrongful termination or age, sex, sexual orientation, race, color, national origin, ancestry, marital status, religious creed, physical or mental disability or medical condition or other discrimination, retaliation or harassment), you and the Company agree that all such disputes shall be fully resolved by confidential, binding arbitration conducted by a single arbitrator through the American Arbitration Association ("AAA") under the AAA's National Rules for the Resolution of Employment Disputes then in effect, which are available online at the AAA's website at www.adr.org or by requesting a copy from the Company's Chief Executive Officer. You and the Company hereby waive your respective rights to have any such disputes or claims tried before a judge or jury.

This agreement, the non-disclosure agreement and the Common Stock Purchase Agreement referred to above constitute the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior or contemporaneous negotiations, representations or agreements between you and the Company (including without limitation that certain letter agreement signed by Corey Epstein and Mark Lynn dated as of July 23, 2013 entitled "Aqua-Hire & Partnership Agreement," which letter agreement is hereby terminated in its entirety and replaced by this agreement). The provisions of this agreement regarding "at will" employment and arbitration may only be modified by a document signed by you and an authorized representative of the Company.

Mark, we look forward to working with you at the Company. Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this agreement.

Sincerely,

DENIM.LA INC.

By	/s/ Corey Epstein
Corey Epstein
Chief Executive Officer

I agree to and accept employment with Denim.LA, Inc. on the terms and conditions set forth in this agreement. I understand and agree that my employment with the Company is at-will.

Date: September 30, 2013	/s/ Mark Lynn
Mark Lynn